www.dbfunds.db.com/notes 877.369.4617
Description

Deutsche Bank is committed to giving investors cost-effective and convenient access to sophisticated investment products.

The DB Gold Double Short Exchange Traded Note (Symbol: DZZ), DB Gold Double Long Exchange Traded Note (Symbol: DGP), and DB Gold Short Exchange Traded Note (Symbol: DGZ) (collectively, the “DB Gold ETNs”) are the first exchange traded products that provide investors with a cost-effective and convenient way to take a short or leveraged view on the performance of gold.

All of the DB Gold ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Gold™.

Index History

Index history is for illustrative purposes only and does not represent actual DB Gold ETN performance. Index history is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index — Optimum Yield Gold Excess ReturnTM (the “Gold Index”) plus the monthly returns from the DB 3-Month T-Bill Index (the “T-Bill Index”), resetting monthly as per the repurchase value formula applied to the DB Gold ETNs, less the investor fee. The Gold Index is intended to reflect changes in the market value of certain gold futures contracts and is comprised of a single unfunded gold futures contract. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. Past performance does not guarantee future results. For current index and DB Gold ETN performance, go to www.dbfunds.db.com/notes.

An investment in the DB Gold ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable pricing supplement.

* Deutsche Bank AG, London Branch and its affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.
** The DB Gold ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the DB Gold ETNs.
Not FDIC Insured — No Bank Guarantee — May Lose Value

As of February 27, 2008
DB Gold ETN & Index Data
DB Gold ETN Symbols
Gold Double Short	DZZ
Gold Double Long	DGP
Gold Short	DGZ
Unit Price at Listing
Gold Double Short	$25.00
Gold Double Long	$25.00
Gold Short	$25.00
Intraday Intrinsic Value Symbols
Gold Double Short	DZZIV
Gold Double Long	DGPIV
Gold Short	DGZIV
Inception Date	2/27/08
Maturity Date	2/15/38
DB Gold Index Symbol	DGLDIX

Benefits
▪	Leveraged and short notes
▪	Low cost
▪	Intraday access
▪	Listed
▪	Transparent
▪	Tax treatment*

Risks
▪	Non-principal protected
▪	Leveraged losses
▪	Subject to an investor fee
▪	Limitations on repurchase
▪	Concentrated exposure to gold

Issuer Details
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations**
S&P Rating	AA
Moody’s Rating	Aal

www.dbfunds.db.com/notes 877.369.4617 As of February 27, 2008				What are the DB Gold ETNs?

ETN Details*
The DB Gold ETNs are unsecured debt securities issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index — Optimum Yield Gold™. The index is designed to reflect the performance of certain gold futures contracts.

Investors can buy and sell the DB Gold ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the DB Gold ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement which include a fee of up to $0.03 per security.

Yearly Investor Fee			0.75%
CUSIP
Gold Double Short			25154H756
Gold Double Long			25154H749	Annual Index Performance (%)*
Gold Short			25154H731	Year	Index +2x Levered	Index -1x Levered	Index -2x Levered
Listing Exchange			NYSE Arca	2007	54.97%	-17.64%	-36.19%
				2006	36.12%	-13.50%	-31.14%
Volatility*				2005	31.91%	-12.15%	-26.22%
	Index +2x Levered	Index -1x Levered	Index -2x Levered	2004	5.74%	-5.25%	-12.85%
1 Year	28.01%	14.38%	29.14%	2003	36.87%	-17.13%	-33.22%
3 Year	30.87%	15.65%	31.78%	2002	49.77%	-19.66%	-37.52%
5 Year	29.50%	14.86%	30.06%	2001	-2.59%	3.91%	3.96%
10 Year	27.06%	13.93%	28.43%	2000	-15.73%	15.69%	25.59%
Since Inception	23.95%	12.20%	24.80%	1999	-5.85%	4.20%	-0.27%
				1998	-4.77%	6.88%	8.14%
10 Year Historical Correlation*†				1997	-42.46%	36.11%	73.66%
		S&P 500	Lehman US Agg	1996	-12.51%	13.25%	22.13%
Index +2x levered		(0.05)	(0.08)	1995	-5.42%	10.17%	15.34%
Index -1x levered		0.05	0.08	1994	-8.54%	9.44%	14.99%
Index -2x levered		0.05	0.08	1993	31.36%	-13.26%	-28.49%
				1992	-15.94%	12.55%	22.45%
				1991	-26.81%	22.97%	42.56%
				1990	-13.37%	15.43%	22.06%
				1989	-9.43%	14.48%	19.11%

*   Index history is for illustrative purposes only and does not represent actual DB Gold ETN performance. Index history is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index — Optimum Yield Gold Excess ReturnTM (the “Gold Index”) plus the monthly returns from the DB 3-Month T-Bill Index (the “T-Bill Index”), resetting monthly as per the repurchase value formula applied to the DB Gold ETNs, less the investor fee. The Gold Index is intended to reflect changes in the market value of certain gold futures contracts and is comprised of a single unfunded gold futures contract. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. Past performance does not guarantee future results. For current index and DB Gold ETN performance, go to www.dbfunds.db.com/notes.

    †    The S&P 500 is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Lehman Aggregate Total Return Bond Value Unhedged USD Index is a measurement of change in bond market conditions based on the performance of a specified group of bonds.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting www.dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 1-877-369-4617, or you may request a copy from any dealer participating in this offering.

The DB Gold ETNs (the “Securities”) are unsecured obligations of Deutsche Bank AG, London Branch. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the DB Gold ETNs other than Deutsche Bank AG, London Branch’s ability to meet its obligations. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, and leveraged losses. Investing in the Securities is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your Securities even if the value of the relevant index has increased. If at any time the redemption value of the Securities is zero, your Securities will expire worthless. An investment in the DB Gold ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the Securities. Sales in the secondary market may result in losses.

The DB Gold ETNs are concentrated in gold. The market value of the Securities may be influenced by many unpredictable factors, including, among other things, volatile gold prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The DB Gold ETNs are concentrated in a single commodity sector, are speculative, and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The DB Gold Double Long ETN and DB Gold Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.